Teachers Insurance and Annuity Association of America College Retirement Equities Fund 8500 Andrew Carnegie Boulevard Charlotte, NC 28262

June 11, 2015

Ms. Laura Hatch

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Review of Annual Reports of the TIAA-CREF Funds for Fiscal Years Ended March 31, May 31, October 31, 2014 and March 31, 2015.

Dear Ms. Hatch:

This letter is submitted on behalf of the TIAA-CREF Funds (the “Registrant”) in response to comments provided telephonically on June 4, 2015 from the Staff of the Division of Investment Management of the Securities and Exchange Commission with respect to the Annual Reports of the Registrant. For your convenience, each comment has been reproduced in italics below, together with the Registrant’s response thereto.

1.	Please separately indicate amounts owed to Trustees of the Trust on the Statement of Assets and Liabilities portion of the Registrant’s financial statements.

In future filings of the Registrant’s annual and semi-annual reports, any amounts owed to the trustees will be identified separately on the Statement of Assets and Liabilities.

2.	Please consider adding a discussion of the effect of derivative instrument exposure on fund performance within the Management’s Discussion of Fund Performance to the extent that derivative instruments have a material impact on fund performance.

In future filings of the Registrant’s annual and semi-annual reports, a discussion will be added relating to the effect of derivative instrument exposure on fund performance within Management’s Discussion of Fund Performance should derivative instruments have a material impact on fund performance.

3.	Please indicate why the gross expenses set forth in the financial highlights for the TIAA-CREF Emerging Markets Debt Fund (“EMDF”) differed from that set forth in the prospectus fee table.

The EMDF commenced operations on September 14, 2014 (“Inception Date”) and has a fiscal year end of October 31.  The fee and expense table set forth in the EMDF prospectus discloses estimated Gross Expenses as is permitted by Item 3 of Form N-1A for funds reporting operating results for a period of 6 months or less.  The Gross Expenses set forth in the financial highlights portion of the EMDF prospectus reflect annualized actual fund expenses for the stub period of the Inception Date to October 31, 2014.

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If you have any questions, please do not hesitate to call me at (704) 988-5979.

Very truly yours,

/s/ Glenn Brightman

Glenn Brightman,

VP Funds Treasurer

cc:	John M. McCann
Director, Associate General Counsel, Investment Management, TIAA-CREF